SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 10, 2003

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

7, rue de Téhéran, 75008 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure:

Groupe Danone is furnishing under cover of Form 6-K a press release announcing that Georges CASALA has been appointed Executive Vice-President Biscuits Worldwide.

PRESS RELEASE

Paris, 8th September 2003

Georges CASALA is appointed Executive Vice-President Biscuits Worldwide

Georges CASALA has been appointed Executive Vice-President Biscuits Worldwide as of the 1st September 2003. He is a member of Groupe DANONE Executive Committee.

Having entered the Danone Group in 1973, Georges Casala holds a degree from ESCP and is a graduate of Economic Sciences. He has spent his entire career in the Group.

Notably, he has successively been Managing Director of Danone Italy (1980-1982), of “the Dannon Company” in the United States (1982-1989), and then of Danone France.

Appointed Vice President of Dairy for Northern Europe in January 1998, Georges Casala became, in 2000, Executive Vice-President, International Strategy (Baby food and sauces). Since this date, he has been a member of the Executive Committee.

For Further Information :

Corporate Communication: + 33 1 44 35 20 75

GROUPE DANONE : 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax + 33 1 45 63 88 22

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: September 10, 2003	By:	/s/ EMMANUEL FABER

	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer

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